02018707

RECEIVED MAR 01 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - 53019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

The Tiberius Master Fund, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 3032
(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo (212) 490-3113
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

	FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TIBERIUS MASTER FUND LTD.

120 BROADWAY, 7TH FLOOR, SUITE 3032, NEW YORK, NY 10271
TEL: (212) 433-6009 • FAX: (212) 805-2592

This report** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Statement of Financial Condition.

❑ (c) Statement of Operations.

❑ (d) Statement of Cash Flows.

❑ (e) Statement of Changes in Net Assets.

❑ (f) Statement of Changes in Subordinated Debt.

❑ (g) Computation of Net Capital.

❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

❑ (l) An Oath or Affirmation.

❑ (m) A copy of the SIPC Supplemental Report.

■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
The Tiberius Master Fund, Ltd.:

We have audited the accompanying statement of financial condition of The Tiberius Master Fund, Ltd. (a Cayman Islands exempted company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Tiberius Master Fund, Ltd. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 25, 2002

THE TIBERIUS MASTER FUND, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

ASSETS:	
Cash and cash equivalents	$ 12,533,846
Securities owned, at market value	171,854,913
Due from broker	117,641,355
Accrued dividends	79,293
Receivable from affiliates	49,063
Other assets	1,013,416
Total assets	$303,171,886
LIABILITIES:	
Securities sold, not yet purchased, at market value	$241,619,812
Accrued expenses payable	264,233
Payable to affiliates	74,453
Total liabilities	241,958,498
NET ASSETS:	61,213,388
Total liabilities and net assets	$303,171,886
NET ASSET VALUE PER PARTICIPATING SHARE OUTSTANDING (61,825.30 shares outstanding)	$ 990.10

The accompanying notes are an integral part of this statement.

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

1. GENERAL

Organization and Nature of Business

The Tiberius Master Fund, Ltd. (the "Company") was incorporated under the laws of the Cayman Islands, British West Indies, on October 18, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange, Inc. (the "Exchange"), acting as an options principal market-maker. The Company executes its transactions on the floor of the Exchange and has additional traders who trade off the floor of the Exchange.

The Company's depository and clearing functions are handled by Spear, Leeds & Kellogg (the "Clearing Broker"), pursuant to a clearance agreement with the Clearing Broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financials condition of the Company is prepared in accordance with accounting principles generally accepted in the United States and incorporate the following significant accounting policies:

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 3 months to be cash equivalents.

Investments

Investment transactions and the related revenues and expenses are recorded on trade date. Securities owned that are listed on a national exchange are valued by utilizing the last sales price qoted during regular market hours on the valuation date. If there have been no sales reported on the valuation date, the average of the last available bid and asked prices is used.

Interest and Dividends

The Company records interest income and expense on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the statement of finacial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. DUE FROM BROKER

Due from broker is comprised of cash held at the Clearing Broker and net amounts receivable for unsettled securities transactions.

4. RECEIVABLE FROM AND PAYABLE TO AFFILIATES

Receivable from affiliates relates to expenses paid by the Company on behalf of its affiliates for which it is reimbursed.

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

4. RECEIVABLE FROM AND PAYABLE TO AFFILIATE *(continued)*

Payable to affiliates includes money deposited into the Company's account which is owed to an affiliate and management fees payable to the investment manager, TF Asset Management, LLC (the "Investment Manager") as of December 31, 2001 of $70,453.

5. JOINT BACK OFFICE

The Company has invested in a joint back office with the Clearing Broker which enables the Company to use the Clearing Broker's capital to meet its margin requirements. The Company uses the cost method to account for this investment which is included in other assets on the accompanying statement of financial condition.

6. NET ASSETS

The Company is authorized to issue 4,999,990 Participating Shares, as defined in the Articles of Association, with a $0.01 par value, and 10 Management Shares, as defined in the Articles of Association, with a $0.01 par value. As of December 31, 2001, there were 61,825.30 Participating Shares issued and outstanding and 10 Management Shares issued and outstanding. Management Shares do not participate in the profit or loss of the Company. Subscriptions into the Company and redemptions of Company shares are calculated at the net asset value per share as of the preceding month-end.

7. INCOME TAXES

Under current Cayman Islands legislation, there is no income, corporate, capital gains or withholding tax, estate duty or inheritance tax payable by the Company. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The Company is, however, subject to a 30% withholding tax from dividends on U.S.-source dividends.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 or 12.5% of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital and excess net capital were $39,383,369 and $39,283,369, respectively. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC rule 15c3-3 under provision k(2)(ii). The capital rules of the SEC also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements. The capital rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

9. MANAGEMENT FEE

The Company pays the Investment Manager a management fee for managing the Company at an annual rate of 2% (0.1666% per month) of the Company's prior month-end net asset value, excluding any net asset

9. MANAGEMENT FEE (continued)

value attributable to any tax-exempt employee's retirement fund that may be an investor in one of the Company's shareholders.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market ("market risk") or failures of the other party to perform a transaction ("credit risk") exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock and obligations arising from securities sold, not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value, and any change in market value is reflected in the accompanying statement of operations in net trading loss.

11. CONDENSED SCHEDULE OF INVESTMENTS

Accounting principles generally accepted in the United States requires that investment partnerships provide a condensed schedule of investments by investment type, geographic region and industry, which includes disclosure of investments in any single issuer whose market value exceeds 5% of net assets.

The Company has decided to present a condensed schedule of investments by industry. The investments consist almost entirely of equities and equities options.

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value:		
Common Stocks-		
Belgium-		
Transportation	0.01%	$ 7,416
Total Belgium	0.01	7,416

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Common Stocks (continued)-		
Canada-		
Metals/Mining	0.12%	$ 69,090
Recreation/Entertainment	0.00	462
Telecom Equipment	0.43	263,250
Total Canada	0.55	332,802
China-		
Distribution/Wholesale	0.04	27,543
Total China	0.04	27,543
Finland-		
Telecommunication Equipment	0.81	497,959
Total Finland	0.81	497,959
Germany-		
Telephone	0.02	9,346
Total Germany	0.02	9,346
Hungary-		
Web Portals	0.01	135
Telecom Services	0.04	23,000
Total Hungary	0.05	23,135
Netherlands-		
Commercial Bank	0.16	99,178
Total Netherlands	0.16	99,178
South Africa-		
Investment Fund	0.02	12,000
Total South Africa	0.02	12,000
Taiwan-		
Semiconductor	2.38	1,454,299
Total Taiwan	2.38	1,454,299
United Kingdom-		
Telecommunication	0.35	213,144
Total United Kingdom	0.35	213,144
United States-		
Broadcasting	3.95	2,419,521
Consumer products	28.12	17,212,342
CPM	0.04	22,170
Energy	2.72	1,663,675

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Common Stocks (continued)-		
United States (continued)-		
Financial services	46.47%	$ 28,444,480
Industrial	52.12	31,906,555
Medical	6.10	3,736,337
Recreation/Entertainment	2.77	1,696,916
Technology	20.48	12,537,435
Other	1.25	768,050
Total United States	164.02	100,407,481
Total Common Stocks	168.38	103,084,303
Call Option Contracts-		
Argentina-		
Telephone	0.06	35,000
Total Argentina	0.06	35,000
Belgium-		
Transportation	0.00	1,250
Total Belgium	0.00	1,250
Bermuda-		
Telecom	0.05	30,250
Total Bermuda	0.05	30,250
Canada-		
Metals/Mining	0.07	41,395
Telecom Equipment	0.02	9,500
Total Canada	0.09	50,895
China-		
Cellular Telecom	0.22	132,000
Total China	0.22	132,000
Finland-		
Telecommunication Equipment	0.00	2,520
Total Finland	0.00	2,520
Germany-		
Telephone	0.01	4,500
Total Germany	0.01	4,500
Japan-		
Audio/Video	0.12	75,200
Total Japan	0.12	75,200

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Call Option Contracts (continued)-		
Mexico-		
Telephone	0.41%	$ 251,400
Television	0.28	172,000
Total Mexico	0.69	423,400
Netherlands-		
Oil	0.00	1,500
Total Netherlands	0.00	1,500
Singapore-		
Electronics	0.05	31,435
Total Singapore	0.05	31,435
South Africa-		
Investment Fund	0.00	785
Total South	0.00	785
Sweden-		
Telecommunications	0.03	18,000
Total Sweden	0.03	18,000
United Kingdom-		
Telecommunication	0.39	240,575
Total United Kingdom	0.39	240,575
United States-		
Advertising	0.01	4,000
Broadcasting	1.76	1,078,718
Consumer products	10.68	6,534,990
Energy	1.18	722,595
Financial services	12.31	7,534,965
Industrial	9.47	5,799,965
Medical	2.01	1,230,568
Recreation/Entertainment	0.48	296,805
Technology	15.43	9,442,910
Other	1.28	781,139
Total United States	54.61	33,426,655
Total Call Option Contracts	56.32	34,473,965
Put Option Contracts-		
Canada-		
Metals and Mining	0.05	31,650
Total Canada	0.05	31,650

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts (continued)-		
China-		
Cellular Telecom	0.05%	$ 28,000
Total China	0.05	28,000
Finland-		
Telecommunication Equipment	0.28	172,760
Total Finland	0.28	172,760
Mexico-		
Telephone	0.24	145,000
Total Mexico	0.24	145,000
Singapore-		
Electronics	0.00	1,750
Total Singapore	0.00	1,750
South Africa-		
Investment Fund	0.00	765
Total South	0.00	765
Sweden-		
Telecommunications	0.00	1,000
Total Sweden	0.00	1,000
Taiwan-		
Semiconductor	1.19	728,640
Total Taiwan	1.19	728,640
United Kingdom-		
Telecommunication	0.16	97,500
Total United Kingdom	0.16	97,500
United States-		
Advertising	0.02	15,000
Broadcasting	0.09	55,000
Consumer products	12.21	7,471,725
Energy	0.30	184,470
Financial services	10.97	6,714,615
Industrial	9.54	5,841,230
Medical	3.85	2,354,255
Recreation/Entertainment	0.01	3,750
Technology	15.85	9,700,245
Other	1.22	749,290
Total United States	54.06	33,089,580

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts (continued)-		
Total Put Option Contracts	56.03%	$ 34,296,645
Total Securities Owned, at market value	280.75%	$ 171,854,913
SECURITIES SOLD, NOT YET PURCHASED, at market value:		
Commons Stock-		
Argentina-		
Telephone	0.24%	$ 146,066
Total Argentina	0.24	146,066
Bermuda-		
Telecommunications	0.00	2,479
Telecom	0.04	24,864
Total Bermuda	0.04	27,343
Canada-		
Metals and Mining	0.30	185,020
Total Canada	0.30	185,020
China-		
Cellular Communications	0.71	433,504
Distribution/Wholesale	0.02	12,441
Total China	0.73	445,945
Finland-		
Telecommunication Equipment	0.59	358,138
Total Finland	0.59	358,138
Germany-		
Auto-Cars	0.27	166,680
Total Germany	0.27	166,680
Hungary-		
Web Portals	0.00	185
Total Hungary	0.00	185
Japan-		
Audio/Video	0.37	225,500
Total Japan	0.37	225,500
Mexico-		
Telephone	6.13	3,754,144
Other	0.37	224,070
	6.50	3,978,214

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Commons Stock (continued)-		
Netherlands-		
Oil	1.35%	$ 828,438
Total Netherlands	1.35	828,438
Singapore-		
Investment Fund	0.22	135,744
Total Singapore	0.22	135,744
Sweden-		
Telecommunication	0.22	136,984
Total South Africa	0.22	136,984
United Kingdom-		
Telecommunication	1.63	997,668
Total United Kingdom	1.63	997,668
United States-		
Advertising	0.86	525,343
Broadcasting	7.84	4,797,896
Consumer products	67.53	41,335,692
Energy	9.37	5,734,740
Financial services	62.92	38,513,651
Industrial	43.62	26,702,306
Medical	23.88	14,620,073
Recreation/Entertainment	7.18	4,397,820
Technology	50.22	30,741,020
Other	16.46	10,076,213
Total United States	289.88	177,444,754
Total Common Stocks	302.34	185,076,679
Call Option Contracts-		
Belgium-		
Transportation	0.01	3,500
Total Belgium	0.01	3,500
Bermuda-		
Telecom Services	0.00	1,000
Total Bermuda	0.00	1,000
Canada-		
Metals/Mining	0.12	73,150
Telecom Equipment	0.07	41,350
Total Canada	0.19	114,500

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Call Option Contracts (continued)-		
China-		
Cellular Telecom	0.01%	$ 8,000
Total China	0.01	8,000
Finland-		
Telecommunication Equipment	0.02	15,000
Total Finland	0.02	15,000
Germany-		
Telephone	0.00	2,500
Total Germany	0.00	2,500
Mexico-		
Telephone	0.21	127,000
Total Mexico	0.21	127,000
Netherlands-		
Commercial Bank	0.01	7,500
Oil	0.00	1,050
Total Netherlands	0.01	8,550
Singapore-		
Electronics	0.10	63,420
Total Singapore	0.10	63,420
South Africa-		
Metals & Mining	0.00	1,920
Total South	0.00	1,920
Sweden-		
Telecommunications	0.01	7,500
Total Sweden	0.01	7,500
United Kingdom-		
Telecommunication	0.03	20,460
Total United Kingdom	0.03	20,460

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Call Option Contracts (continued)-		
United States-		
Broadcasting	1.64%	$ 1,001,640
Consumer products	9.87	6,043,720
CPM	0.00	500
Energy	0.80	488,015
Financial services	9.95	6,092,858
Industrial	8.60	5,264,605
Medical	1.64	1,003,025
Recreation/Entertainment	0.01	6,935
Technology	5.53	3,386,510
Other	1.51	923,410
Total United States	39.55	24,211,218
Total Call Option Contracts	40.14	24,584,568
Put Option Contracts-		
Argentina-		
Telephone	1.15	702,380
Total Argentina	1.15	702,380
Bermuda-		
Telecommunications	0.21	128,960
Telecom	0.26	160,360
Total Bermuda	0.47	289,320
Canada-		
Metals/Mining	0.33	204,500
Total Canada	0.33	204,500
China-		
Cellular Communication	0.02	14,250
Total China	0.02	14,250
Finland-		
Telecommunication Equipment	0.16	95,875
Total Finland	0.16	95,875
Germany-		
Auto-Car	0.05	30,000
Total Germany	0.05	30,000

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Put Option Contracts (continued)-		
Mexico-		
Telephone	0.07%	$ 44,000
Total Mexico	0.07	44,000
Netherlands-		
Oil	0.20	122,000
Total Netherlands	0.20	122,000
Singapore-		
Electronics	0.13	81,950
Total Singapore	0.13	81,950
Taiwan-		
Semiconductor	0.10	61,000
Total Taiwan	0.10	61,000
United Kingdom-		
Telecommunication	0.41	252,500
Total United Kingdom	0.41	252,500
United States-		
Advertising	0.19	117,800
Broadcasting	0.68	414,480
Consumer products	16.77	10,263,520
Energy	3.22	1,973,765
Financial services	9.33	5,711,100
Industrial	4.02	2,461,060
Medical	2.13	1,301,325
Recreation/Entertainment	1.10	673,750
Technology	10.11	6,187,520
Other	1.56	956,470
Total United States	49.11	30,060,790
Total Put Option Contracts	52.20	31,958,565
Total Securities Sold, Not Yet Purchased, at market value	394.68	$ 241,619,812

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	INVESTMENTS IN SECURITIES GREATER THAN 5% OF NET ASSETS:		
	Common Stocks-		
	United States-		
	Consumer-		
69,600	Lowe's Company, Inc.	5.28%	$ 3,230,136
80,800	Philip Morris Companies	6.05	3,704,680
		11.33	6,934,816
	Financial-		
93,841	American International Group, Inc	12.17	7,450,975
243,625	Wells Fargo & Company	17.29	10,585,506
		29.46	18,036,481
	Industrial-		
255,600	E.I. DuPont de Nemours & Company	17.75	10,865,556
230,900	General Motors Corporation	18.33	11,221,740
		36.08	22,087,296
	Put option contracts-		
	United States-		
6,463	Eastman Kodak Company	9.56	5,851,540
	SECURITIES SOLD, NOT YET PURCHASED:		
	Common Stocks-		
	United States-		
	Consumer-		
154,900	Eastman Kodak Company	7.45	4,558,707
93,400	PepsiCo Inc.	7.43	4,547,646
151,500	Proctor & Gamble Co.	19.58	11,988,195
54,300	Walmart Stores, Inc.	5.11	3,124,965
		39.57	24,219,513
	Financial-		
65,400	Federal Home Loan Mortgage Company	6.99	4,277,160
165,950	J.P. Morgan Chase Company	9.85	6,032,283
		16.84	10,309,443
	Industrial-		
64,200	Kimberly-Clark Corporation	6.27	3,839,160
83,200	Whirlpool Company	9.97	6,101,056
		16.24	9,940,216

THE TIBERIUS MASTER FUND, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES SOLD, NOT YET PURCHASED (Continued):		
	Common Stocks (continued)-		
	United States (continued)-		
	Other-		
66,800	S&P 500 Depository Receipts	12.47%	$ 7,630,564
	Technology-		
47,700	International Business Machine Corporation	9.43	5,769,792
103,100	Microsoft Corporation	11.16	6,830,375
272,200	A T & T Corporation	8.07	4,937,708
		28.66	17,537,875
	Mexico-		
	Telecommunications		
107,200	Telefonos de Mexico, S.A.	6.13	3,754,114
	Put option contracts-		
	United States-		
6,765	Eastman Kodak Company	12.92	7,908,105

FUTURES CONTRACTS:

Number of Contracts	Description:	Percent of Net Assets	Market Value
	United States-		
	Index-		
8	S & P 500 Index, March 2002	0.04	27,000

ANDERSEN

To the Shareholders of
The Tiberius Master Fund, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedules of The Tiberius Master Fund, Ltd. (the "Company"), for the period from April 1, 2001 (commencement of operations) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 25, 2002